No Act

P.E. 5/6/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





14007967

June 27, 2014

Act: 1934
Section: 14a-8 (i)(5)
Rule:
Public
Availability: 6-27-14

Steven E. Bochner
Wilson Sonsini Goodrich & Rosati
sbochner@wsgr.com

Re: NetApp, Inc.
Incoming letter dated May 6, 2014

Dear Mr. Bochner:

This is in response to your letter dated May 6, 2014 concerning the shareholder proposal submitted to NetApp by Jing Zhao. We also have received a letter from the proponent dated May 9, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jing Zhao
*** FISMA & OMB Memorandum M-07-16 ***

June 27, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NetApp, Inc.
Incoming letter dated May 6, 2014

The proposal recommends that the company establish a public policy committee to assist the board of directors in overseeing the company's policies and practices that relate to public policy, including matters specified in the proposal.

We are unable to concur in your view that NetApp may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. We are also unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that NetApp may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that NetApp may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that NetApp's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that NetApp has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that NetApp may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

May 9, 2014

Via email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal of Jing Zhao for Inclusion in NetApp 2014 Proxy Statement

Ladies and Gentlemen:

It is a surprise that rather than communicating with its shareholders on important corporate policy issues, NetApp wasted company's resource to hire outside lawyers against its own shareholders. This is just another indication that NetApp need improve its public policy and testifies the importance to respect shareholders' right to request company's policy change.

There is no need to use common sense to rebut the impermissibly irrelevant and materially false and misleading statements in the May 6, 2014 letter to the SEC by Wilson Sonsini Goodrich & Rosati Professional Corporation. However, to prevent the company's Board from repeating the same misleading statements from the letter in their predictable Opposition Statement against my proposal in the proxy material, I would like to provide some basic facts here.

The letter listed many irrelevant cases to justify the company's attempt to exclude my proposal, but it does not mention the most similar proposal I submitted to the Goldman Sachs Group, Inc. in 2013. Net App should compare its public policy with the public policies of those companies, which were listed in the letter, to demonstrate that the company has substantially implemented public policy properly than others, but the letter did nothing to compare.

There are many materially false and misleading statements in the letter. For example, it utilized the EICC (Electronics Industry Citizenship Coalition) lengthily in section 3(a) (pages 5 and 8) as a shelter to cover NetApp's Code of Conduct reality. However, we know that the EICC (and other corporate sponsored entities citied in the letter) never conducted any independent verification whether its members follow the IECC code. NetApp should proudly cite Apple Inc. and Foxconn as its EICC fellow members, which may have received more "awards" than NetApp from various corporate sponsored entities. But here is one independent research of their conducts: Jenny Chan, Ngai Pun and Mark Selden, "The politics of global production: Apple, Foxconn and China's new working class," The Asia-Pacific Journal, Vol. 11, Issue 32, No. 2, August 12, 2013.[1] The letter failed to show that NetApp performs better than Apple Inc. or Foxconn. If NetApp is willing to improve its policy, at least it should learn from better EICC fellow member Hewlett-Packard: HP respected shareholders' right to vote on my similar proposal in 2013 and also changed its supplier chain policy.[2]

The letter's section 3(b) attacking my proposal "impermissibly vague and indefinite" repeated some same misleading statements in section 3(a). It is also logically absurd because through section 3(a) the letter shows that the company knows clearly that my proposal is neither vague nor indefinite. The board should be smart enough to implement the proposal that there is no need to dictate the details in the proposal. In fact, because my proposal is so clear to the company, NetApp is determined to exclude it.

Finally, I will respect the result of my fellow shareholders after the voting of my proposal, and will continue to hold the company's shares until the company learns to respect shareholder's right to submit a proposal to be voted at the annual shareholders meeting.

Should you have any questions, please contact me at & OMB Memorandum (phone/fax) or*** FISMA & OMB Memorandum M-07-16 ***

Respectfully,



Jing Zhao

Cc (by email): OCallahan, Elizabeth <Beth.O'Callahan@netapp.com>,
Bochner, Steve <SBochner@wsgr.com>,
Schnell, Douglas K. <dschnell@wsgr.com>

[1] http://www.japanfocus.org/-Jenny-Chan/3981
[2] http://cn.nytimes.com/business/20130208/c08hewlett/en-us/

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

STEVEN E. BOCHNER
Internet: sbochner@wsgr.com
Direct Dial: (650) 354-4110

May 6, 2014

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Jing Zhao Submitted to NetApp, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, NetApp, Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Jing Zhao (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Staff. Simultaneously, pursuant to Rule 14a-8(j), we are sending a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from the 2014 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Also pursuant to Rule 14a-8(j), this letter is being filed no later than 80 calendar days before the Company files its definitive proxy statement and form of proxy.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Staff or the Commission. Accordingly, the Company is taking this opportunity to remind the Proponent that if he submits correspondence to the Staff or the Commission with respect to the Proposal, a

AUSTIN BEIJING BRUSSELS GEORGETOWN, DE HONG KONG LOS ANGELES NEW YORK
PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

1. The Proposal

The text of the resolution contained in the Proposal is set forth below:

> Resolved: shareholders recommend that NetApp, Inc. (the Company) establish a Public Policy Committee to assist the Board of Directors in overseeing the Company's policies and practice that relate to public policy including human rights, corporate social responsibility, vendor chain management, charitable giving, political activities and expenditures, government relations activities, internal relations, and other public issues that may affect the Company's operations, performance or reputation, and shareholders' value.

A copy of the Proposal is attached as Exhibit A.

2. Bases for Exclusion

The Company requests that the Staff concur in its view that it may exclude the Proposal from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(10), because the Proposal already has been substantially implemented through the Company's policies, practices, procedures and public disclosures relating to public policy; and
- Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite so as to be materially false and misleading.

3. Analysis

(a) *The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because It Already Has Been Substantially Implemented*

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal if "the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976) (regarding the predecessor to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). The Staff has consistently interpreted this to mean that a company has substantially implemented a proposal when it has put in place policies and procedures addressing the proposal's underlying concern or implementing its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007). Further, the company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *McKesson Corp.* (avail. Apr. 8, 2011). Accordingly, even if a company has not implemented every detail of a proposal, the proposal still may be excluded so long as the company has substantially implemented it.

At the outset, the Company also notes that the Staff has recently determined that a substantially similar proposal submitted by the Proponent was excludable pursuant to 14a-8(i)(10) because the company's policies, practices and procedures compared favorably with the guidelines of the proposal. *The Goldman Sachs Group, Inc.* (avail. Feb. 12, 2014).

(i) The Company's Policies, Practices, Procedures and Public Disclosures Relating to Public Policy Compare Favorably With the Guidelines of the Proposal

The Staff has stated that a proposal is substantially implemented if the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal." *Duke Energy Corp.* (avail. Feb. 21, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(10) requesting the formation of a board committee to review and report on actions the company could take to reduce greenhouse gas emissions because the company's policies, practices and procedures, as disclosed in its Form 10-K and annual sustainability report, compared favorably with the guidelines of the proposal). *See also The Goldman Sachs Group, Inc.* (avail. Mar. 15, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(10) requesting the formation of a board committee to review and report how the company is responding to risks, including reputational risks, associated with high levels of senior executive compensation because the "public disclosures" in the company's proxy statement "compare[d] favorably with the guidelines of the proposal"); *Entergy Corp.* (avail. Feb. 14, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(10) requesting the appointment of a board committee to review and report on the company's nuclear safety policies because the "public disclosures" in the company's safety policy and sustainability report "compare[d] favorably with the guidelines of the proposal").

The Proposal requests the establishment of a "Public Policy Committee" to assist the Board in overseeing "the Company's policies and practice that relate to public policy including human rights, corporate social responsibility, vendor chain management, charitable giving, political activities and expenditures, government relations activities, international relations, and other public policy issues." These essential objectives of the Proposal have already been implemented through the Company's policies, practices, procedures and public disclosures as follows:[1]

- *Human Rights*. The Company's human rights policies, practices, procedures and public disclosures address a wide range of human rights issues, including responsible sourcing of materials, ethical labor practices and supply chain accountability. The following are illustrative of the Company's efforts in this area:
  - *Responsible Sourcing*. As part of its Supplier Code of Conduct,[2] the Company manages its supply chain with four pillars in mind: "labor rights, ethical management, environmental responsibility, and human health and safety." The Company requires its suppliers to implement a Sustainability Management System and provide evidence of compliance with NetApp's Supplier Code of Conduct. The EICC Code (as defined, and discussed in additional detail, below) is the Company's code of conduct for all direct suppliers.
  - *Human Trafficking*. Under the Company's Statement on Human Trafficking,[3] the Company is committed to conducting "business in a socially and environmentally responsible manner." The Statement on Human Trafficking reaffirms the Company's endorsement of California's Transparency in Supply Chains Act of 2010, which "requires retail and manufacturing companies to disclos[e] their efforts to ensure that their supply chains are free from slavery and human trafficking." The Company has done this through (i) the adoption and implementation of its Supplier Code of Conduct, which includes a prohibition on human trafficking and slavery; (ii) supplier compliance assessments; and (iii) the Company's

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[1] Throughout this letter, the Company refers to a number of policies, practices, procedures and public disclosures. Links to each of these are included in the text of the letter the first time that each policy, practice, procedure or public disclosure is referenced, and all such policies, practices, procedures and public disclosures have been attached to Exhibit B for the convenience of the Staff.
[2] *Supplier Code of Conduct*, http://www.netapp.com/us/media/NetApp-Supplier-Code-of-Conduct.pdf (last visited May 6, 2014).
[3] *Statement on Human Trafficking*, http://www.netapp.com/us/legal/ca-senate-bill-657.aspx (last visited May 6, 2014).

Code of Conduct,[4] which states that the Company holds its suppliers to the same high standards to which the Company holds itself and expects those operating on behalf of the Company to operate ethically, in compliance with the law and in a manner that is consistent with the Code of Conduct and the Company's policies.

  - *Supply Chain Conditions*. The Company is a member of the Electronics Industry Citizenship Coalition ("EICC"),[5] a worldwide organization composed of over 70 technology companies working in concert to advance a "global electronics industry supply chain that consistently operates with social, environmental and economic responsibility." As an EICC member, the Company has adopted the EICC Code of Conduct (the "EICC Code").[6] The EICC Code includes policies that help protect against human rights violations, such as freely chosen employment, prohibitions against child labor, lawful working hours, fair wages and benefits, humane treatment, nondiscrimination, freedom of association, sanitation, food and housing, and responsible sourcing of minerals. To adopt the EICC Code and become a participant in the EICC, a company must declare its support for the EICC Code and actively pursue conformance to the EICC Code and its standards. Additionally, participants must regard the EICC Code as a total supply chain initiative and require their next-tier suppliers to acknowledge and implement the EICC Code. The EICC Code "encourages [p]articipants to go beyond legal compliance, drawing upon internationally recognized standards, in order to advance social and environmental responsibility and business ethics."

- *Corporate Social Responsibility*. As detailed on the "Corporate Social Responsibility" page of the Company's website,[7] the Company's "operational philosophy and culture" are based on the Company's vision to "deliver the best possible results for the communities" it serves by "living a set of shared core values." As such, the Company "supports strategic partnerships that help make

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[4] *Code of Conduct* (Amended and Restated May 17, 2012), http://files.shareholder.com/downloads/NTAP/3146374461x0x177255/7498a248-6ede-42af-9a90-867eb724a172/code-of-conduct.pdf (last visited May 6, 2014).
[5] *About Us*, http://www.eicc.info/about_us.shtml (last visited May 6, 2014).
[6] *EICC Code of Conduct*, http://www.eicc.info/documents/EICCCodeofConductEnglish.pdf (last visited May 6, 2014).
[7] *Corporate Social Responsibility*, http://www.netapp.com/us/company/our-story/corp-citizen/index.aspx (last visited May 6, 2014).

[its] global communities better, stronger, and more vibrant places in which to live, work, and do business."

The Company's operational philosophy is further demonstrated in the Company's Code of Conduct, which is used to put the Company's values into practice and shapes the Company's efforts to meet its obligations to stakeholders, including customers, shareholders, employees, partners and neighbors. The Code of Conduct states that the Company seeks to foster positive relationships in the communities where the Company works and with its global neighbors; the Company strives to be "a good corporate citizen and model company" worldwide. The Company notes in the Code of Conduct that it has "obligations to people, partners, and the planet" and "take[s] those obligations seriously." As such, the Company is "committed to contributing time, talent, products, services, and money to groups like nonprofit organizations and schools in the vicinity of major global" locations of the Company's employees.

The Company has advanced its core corporate social responsibility objectives and operational philosophy through the following channels:

- *Global Workplace Satisfaction.* As part of the Company's operational philosophy, it seeks to be a great place to work for all employees.[8] In 2013, the Company was rated #3 on the Great Place to Work Institute's list of the "World's Best Multinational Workplaces" for the third year in a row. The Company was also ranked #33 on FORTUNE Magazine's list of "100 Best Companies to Work For" in 2014.

- *Philanthropic Focus.* As stated in the Code of Conduct, the Company is committed to being an outstanding global corporate citizen by contributing time, talent, products, services and money to non-profit organizations and schools in the vicinity of the Company's major employee population centers.

- *Charitable Contributions and In-Kind Donations.* In fiscal year 2013, the Company donated $1.42 million in cash and $693,564 through in-kind donations of products and services to nonprofit organizations and universities.[9] The Company's Fund at Silicon Valley Community

[8] *Id.*
[9] *Id.*

Foundation also provided an additional $70,000 for global disaster relief and community support.[10]

- *Volunteerism and Contributions to Nonprofit Endeavors.* The Company, through its "Giving Back" initiative, has a Volunteer Time Off Program, which enables each employee to volunteer up to five consecutive days per year, with full pay, during regular business hours to support the nonprofit organizations or schools of their choice around the world.[11] In calendar year 2012 (the latest year for which numbers are publicly available), 2,942 of the Company's employees donated 49,058 hours of volunteer time during business hours, which is valued at $2,725,607.

- *Environmental Stewardship.* The Company "views sustainability and environmental stewardship as crucial for delivering customer and shareholder value."[12] The Company is focused on the environmental impact of its operations, products and services, and its dedication to sustainability, environmental management and green information technology ("IT") have all helped define the Company's leadership role within the IT industry. For example, the Company's data storage solutions are "designed to help [the Company's] customers reduce power consumption and meet their green IT objectives." The Company also "practices sustainable operations in-house through energy conservation, waste reduction, recycling, and other programs that allow [the Company] to meet or exceed international certification and compliance standards."

- *Vendor Chain Management.* Under the Code of Conduct, the Company is committed to operational excellence and compliance with applicable laws and regulations in its global supply chain, which include labor practices, integrity of materials, quality control, environmental compliance, export control and other trade laws, and safe handling and delivery. The Company expects its partners, customers, suppliers and contractors to operate ethically, in compliance with the law and in a manner that is consistent with the standards of the Code of Conduct.

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[10] *Id.*
[11] *Giving Back*, http://www.netapp.com/us/careers/life/giving-back.aspx (last visited May 6, 2014).
[12] *Sustainability at NetApp*, http://www.netapp.com/us/company/our-story/sustainability/index.aspx (last visited May 6, 2014).

Additionally, pursuant to its EEIC membership and adoption of the EEIC Code, the Company is committed to having an aligned philosophy with supply chain vendors. The Company's Supplier Code of Conduct mirrors the policies and procedures of the EEIC Code but is tailored to the Company.

- *Charitable Giving.* As noted above, the Company's charitable giving is extensive.

- *Political Activities and Expenditures.* Under the Code of Conduct, the Company maintains procedures related to charitable and political activities. All Company donations, whether monetary, product, or otherwise, must be consistent with the Company's policies and must be approved in advance. Unless approved in advance, employees may not use Company funds or assets (including facilities, equipment or trademarks) for, seek reimbursement of a donation for or suggest that Company has supported or endorsed a charitable or political cause, issue or candidate.

- *Government Relations Activities.* The Company is committed to compliance with the rules and regulations that apply to government contracting and business communications with government officials, their prime contractors or their agents. The Code of Conduct emphasizes (i) awareness of the sale of goods and services to customers owned in whole or in part by the government to ensure full compliance with these rules and regulations; (ii) compliance with all relevant statutory, regulatory and contractual requirements; and (iii) the need to obtain any necessary approvals from the Integrity and Compliance Office.

  Additionally, the Company is committed to winning business based on the merits of the Company's products and not on unethical or illegal business practices. The Company has a "zero tolerance" policy for bribery and corruption.

- *International Relations.* The Company has operations in numerous countries around the world. All of the Company's policies, procedures and practices apply globally wherever the Company and its supply chain operate.

- *Other Public Policy Issues.* As noted above, the Company's commitment to environmental sustainability, responsibility and compliance is extensive. In addition, through its Environmental Management System, the Company has been able to develop a framework for setting, monitoring and continuously improving its environmental goals and objectives to ensure ISO 14001 compliance. As a

> result, the Company has earned an EPA Energy Star[13] and various other awards, including recognition from WRAP, the Waste Reduction Awards Program.[14]

The Company submits that the foregoing policies, practices, procedures and public disclosures compare favorably with the guidelines of the Proposal.

(ii) The Company's Management, Including the Integrity and Compliance Office, Already Provide the Oversight Requested by the Proposal

The Proposal requests the establishment of a "Public Policy Committee." However, as discussed below, the Proposal does not specify that this committee be a committee of the Company's Board of Directors (the "Board"). Although not styled as a "committee," the Company already has sufficient systems in place to ensure compliance with its extensive policies and practices that relate to public policy. More specifically, (i) the Company's Integrity and Compliance Office is responsible for enforcing the Company's compliance-related policies and procedures; (ii) the Company's Human Resources organization oversees the Company's philanthropy and charitable giving programs; and (iii) the leadership of the Company's operations organization is responsible for oversight of the Company's suppliers and sourcing.

(b) *The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because it Is Impermissibly Vague and Indefinite So as to Be Materially False and Misleading*

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite proposals are inherently misleading and therefore excludable pursuant to Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section B.4. of Staff Legal Bulletin No. 14B (CF) (Sep. 15, 2004). See also *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the

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[13] *NetApp RTP Data Center is First Ever Data Center to Earn EPA's Energy Star for Superior Energy Efficiency*, http://www.netapp.com/us/company/news/press-releases/news-rel-20100714.aspx (last visited May 6, 2014).
[14] *NetApp Receives Top California Environmental Honor*, http://www.netapp.com/us/company/news/press-releases/news_rel_20070328.aspx (last visited May 6, 2014).

board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

(i) The Proposal Contains a Materially False and Misleading Statement About the Company's Ability to Address Public Policy Issues

The Staff has previously allowed the exclusion of an entire proposal that contains false and misleading statements where the false or misleading statement speaks to the proposal's fundamental premise. For example, in *State Street Corp.* (avail. Mar. 1, 2005), the proposal purported to request shareholder action under a section of state law that was not applicable to the company. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that submission was based upon a false premise that made it materially misleading to shareholders and was excludable under Rule 14a-8(i)(3). Likewise, in 2007, a number of companies sought to exclude shareholder proposals requesting the adoption of a policy allowing shareholders at each annual meeting to vote on an advisory resolution to approve the compensation committee report disclosed in the proxy statement. Because then-recent amendments to Regulation S-K no longer required the compensation committee report to disclose certain information material to the requested shareholder vote, the Staff in each case permitted the companies to exclude the shareholder proposals. *See, e.g., Energy East Corp.* (avail. Feb. 12, 2007); *The Bear Stearns Cos. Inc.* (avail. Jan. 30, 2007).

The Proposal and supporting statement are false and misleading because they:

- seem to imply that simply because the Company has not established a committee entitled "Public Policy Committee," the Company does not "deal with the increasingly complicated public policy issues"; and

- fail to take into account the Company's wide range of policies, practices and procedures, which are readily available and directly address the enumerated public policy issues raised by the Proponent.

These false and misleading statements (or omissions) are fundamental to the central premise of the Proposal.

(ii) The Proposal is Impermissibly Vague and Indefinite

The Staff has repeatedly concurred with the exclusion of shareholder proposals with vague terms or ambiguous references where shareholders would not know with any certainty what they are voting for or against. *Bank of America Corp.* (avail. Mar. 12, 2013) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses" because the proposal used "ambiguous" language providing for "alternative interpretations," but failed "to provide any guidance as to how the ambiguities should be resolved"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with exclusion of a proposal under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"). *See also Newell Rubbermaid Inc.* (avail. Feb. 21, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that the fact that the proposal, which sought to permit shareholders to call special meetings, presented two different standards for determining the number of shareholders entitled to call special meetings, failed to provide any guidance on how the ambiguity should be resolved and made it impossible to fully understand the effect of implementation); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) regarding executive compensation because the identity of the affected executives was uncertain and subject to multiple interpretations); *Peoples Energy Corp.* (avail. Nov. 23, 2004, recon. denied Dec. 10, 2004) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the term "reckless neglect" was uncertain and subject to multiple interpretations); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines, where the company argued that the applicable FASB standard "expressly allows the [c]ompany to adopt either of two different methods of expensing stock-based compensation" but because the proposal failed to provide any guidance, it would be impossible to determine which of the two alternative methods the company would need to adopt in order to implement the proposal); *Norfolk Southern Corp.* (avail. Feb. 13, 2002) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that the board of directors "provide for a shareholder vote and ratification, in all future elections of [d]irectors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" because it did not provide adequate guidance to resolve potential inconsistencies and ambiguities with respect to its criteria).

The Proposal requests the formation of a new public policy committee to oversee several policy areas, including "other public issues that may affect the Company's operations, performance or reputation, and shareholders' value." As discussed above, the Company's policies, practices and procedures already address the specific public policy issues listed in the Proposal. Because the Proposal does not provide any indication of what the committee is meant to achieve in its oversight, it is unclear why a public policy committee is necessary or what its role would be at the Company. Additionally, the Proposal gives no basis whatsoever for the Board or shareholders to understand what these "other public issues" might be or why the Company's current policies, practices and procedures are insufficient or ineffective to address these "other public issues."

The examples of "public policy" issues provided in the supporting statement fail to clarify what else the Company is being asked to do. The supporting statement focuses largely on actions by the government of Japan in response to the Tiananmen Square incident and the Proponent's own grievances against the government of Japan. The Proposal also refers shareholders to three news articles about the Japanese government. However, most of the Company's shareholders would not be able to access these articles, as they are not included in the Proposal and, based on the Company's research, are not publicly available in the English language. The Proponent's failure to provide the Company with this non-public information is an established basis for exclusion. *See* Staff Legal Bulletin No. 14G (CF) (Oct. 16, 2012), Item D.2 (finding that a proposal that makes reference to an external source that is not publicly available may be able to avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website").

Furthermore, the Proposal requests that "the [Company] establish a Public Policy Committee to assist the Board of Directors" but does not clarify who is charged with creating the proposed committee, or the form or membership of the committee. The plain language of the Proposal suggests that the Company (and not the Board) should create the committee. However, the Proposal fails to clarify what constituencies within the Company should be responsible for the establishment of the committee. Similarly, the Proposal fails to describe whether the committee should be a committee of the Board, the Company's management or a broader constituency. Finally, the Proposal does not clarify the membership of the committee. These are fundamental ambiguities of the Proposal that render it impermissibly vague and indefinite so as to be materially false and misleading. For example, a committee formed by the Company's management consisting of the Company's employees (or even third parties) is very different from a committee formed by the Board consisting of independent Board members.

Shareholders are entitled to know, with precision, the matters on which they are asked to vote. When key terms in a proposal are vague or undefined, the possibility exists for a company and shareholders to have diverging interpretations of these terms. As noted in *Fuqua Industries*, this may lead to actions taken by the Company upon implementation of the Proposal (if adopted) that are significantly different from the actions envisioned by the shareholders who voted on the Proposal.

4. Conclusion

The Company requests that the Staff concur with its view that, for the reasons stated above, it may exclude the Proposal from the 2014 Proxy Materials.

* * *

Should the Staff require additional information in support of the Company's position, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Steven E. Bochner

Enclosures

cc: Elizabeth O'Callahan, NetApp, Inc.
Jing Zhao (by email) *** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

[please see attached]

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2014

Corporate Secretary

NetApp, Inc.

495 East Java Drive

Sunnyvale, California 94089

Re: Shareholder Proposal on Public Policy Committee

Dear Secretary to the Board of Directors:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2014 annual meeting of shareholders and TDAmeritrade letter of my shares ownership. I will continuously hold these shares until the 2014 annual meeting of shareholders.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 *** (phone/fax) or *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,



Jing Zhao

Enclosure: Shareholder proposal

TDAmeritrade letter of Jing Zhao's shares ownership

Shareholder Proposal on Establishing a Public Policy Committee

Resolved: shareholders recommend that NetApp, Inc. (the Company) establish a Public Policy Committee to assist the Board of Directors in overseeing the Company's policies and practice that relate to public policy including human rights, corporate social responsibility, vendor chain management, charitable giving, political activities and expenditures, government relations activities, international relations, and other public issues that may affect the Company's operations, performance or reputation, and shareholders' value.

Supporting Statement

The Company currently has four committees: Corporate Governance and Nominating Committee mainly to "assist with director nominations" (2013 Notice of Annual Meeting p.12), Compensation Committee, Audit Committee, and Strategy Committee which "assists the Board in fulfilling its responsibilities relating to the development, articulation, and execution of the Company's long-term strategic plan, and the review, evaluation, and approval of certain strategic transactions" (2013 Notice of Annual Meeting p.14). There is no committee to deal with the increasingly complicated public policy issues. For example, in the dynamic Pacific Asia region where the Company has heavy business, the Japanese government has utilized the Tiananmen Tragedy of China in 1989 to abandon its own peace constitution, which is the cornerstone of Asia's peace after WWII, towards rearmament, militarization and fascism to mislead the U.S. under the U.S.-Japan Security Treaties to crash with the rising power of a nationalistic China. Although the Japanese government signed the G-7 Summit declaration in 1989 to protect Chinese students, I, as a graduate student in Osaka University organizing Chinese democratic and human rights activities in Japan, was persecuted because I refused to collaborate with the Japanese government to betray my fellow Chinese students (refer to Japan's second largest newspaper Asahi's interviews with me on February 10, 1990, October 20, 1992 and June 8, 2009, and my article "The Betrayal of Democracy: Tiananmen's Shadow over Japan," Historia Actual Online. ISSN 1696-2060. 2004. Issue 4 Volume 2). On the other hand, the public is concerned of recent media coverage of many U.S. companies bribing Chinese high officials to obtain business deals in China. Without a public policy committee, it is very difficult for the Company to legitimately and ethically deal with today's complicated international affairs affecting our business. For this reason, and partly to respond to my proposal, Microsoft established such a committee in 2012. Let's follow the industrial leader to establish a Public Policy Committee too.



January 6, 2014

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in FISMA & OMB Memorandum M-07-16 ***

Dear Jing Zhao,

Thank you for allowing me to assist you today. As you requested, this letter confirms that according to our records there has been at least 70 shares of NetApp Inc. (NTAP) held in this account from September 26, 2012 through January 6, 2014.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Nicholas Zomper
Resource Specialist
TD Ameritrade

TDA 5380 L 09/13

200 South 108th Ave.
Omaha, NE 68154

www.tdameritrade.com

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Exhibit B

[please see attached]

Pages 20 through 26 redacted for the following reasons:

- -

Copyright Material Omitted

+1 877 263 8277

California Senate Bill 657

NetApp Statement on Human Trafficking

NetApp is a company that is guided by a set of company values that includes trust and integrity and creating a model company. Part of creating a model company includes a commitment to conducting business in a socially and environmentally responsible manner. The purpose of this statement is to reaffirm the Company's position regarding the California Transparency in Supply Chains Act of 2010 (Section 1714.43 of the California Civil Code). This act requires retail and manufacturing companies to disclose their efforts to ensure that their supply chains are free from slavery and human trafficking.

Statement

- NetApp has adopted a Supplier Code of Conduct that incorporates and adopts the operating principles of the Electronics Industry Code of Conduct (the "Supplier Code of Conduct"), which includes a prohibition on human trafficking and slavery. NetApp provides its Supplier Code of Conduct to its suppliers and expects them to review and comply with its operating principles.
- NetApp employees and management who are directly responsible for supply chain management are involved in the implementation of the Supplier Code of Conduct.
- NetApp has conducted an initial assessment of its top suppliers to identify the risks of non-compliance with the EICC Code, including the actual or potential risks of slavery and human trafficking occurrences. Results of that assessment indicated a low risk of human trafficking and slavery in NetApp's supply chain. NetApp has not engaged any independent third parties to verify these conclusions regarding its supply chain.
- We expect NetApp's top-tier suppliers to assess their conformance with the tenets of the Supplier Code of Conduct with the completion of a Self Assessment Questionnaire for all facilities providing NetApp with products or components. The supplier must provide NetApp with access to its completed questionnaire and, if requested, support a site audit by NetApp or its representative.
- NetApp may also request that its suppliers provide evidence that their policy or principles are aligned with both our Guiding Principles, which includes the principles that the supplier (i) operate ethically and in compliance with applicable laws, (ii) value employees, embrace diversity and promote a fair and respectful workplace and (iii) be an asset to communities where we operate by supporting educational and critical community needs.
- NetApp has also adopted a Code of Business Conduct and Ethics (the "NetApp Code of Conduct"), which states that NetApp holds its suppliers to the same high standards to which we hold ourselves. NetApp expects that anyone who conducts business on our behalf will operate ethically, in compliance with the law, and in a manner that is consistent with the standards of the NetApp Code of Conduct and our policies. NetApp requires all employees and management, including those who are directly responsible for supply chain management, to complete trainings and certifications of the NetApp Code of Conduct. NetApp maintains internal accountability standards for employees who fail to meet NetApp's business standards such as the NetApp Code of Conduct.

Pages 28 through 83 redacted for the following reasons:
- -
Copyright Material Omitted

+1 877 263 8277

Corporate Social Responsibility

NetApp supports strategic partnerships that help make our global communities better, stronger, and more vibrant places in which to live, work, and do business.

Supporting Our Communities

"At NetApp we are passionate about being a great place to work, and strive to ensure our communities are even better places to live."
- Tom Georgens, CEO & President

A Great Place to Work Around the World

NetApp is #3 on the Great Place to Work Institute's list of the "World's Best Multinational Workplaces 2013" for the third year in a row. This is the world's largest annual study of workplace excellence and the third ranking of the top 25 multinational companies to work for. NetApp was also ranked #33 on *FORTUNE* Magazine's list of "100 Best Companies to Work For" in 2014. This marks our 12th consecutive year on this prestigious list, including achieving the #1 ranking in 2009. The rankings are based on employees' views on five attributes plus organizational achievement, employee effort, collaboration, and trust. NetApp's operational philosophy and culture are defined by our Model Company vision: to deliver the best possible results for the communities we serve by living a set of shared core values. Discover what makes NetApp one of the top employers in the world at Great Place to Work.

Our Philanthropic Focus

We are committed to being outstanding global corporate citizens by contributing time, talent, products, services and money to non-profit organizations and schools in the vicinity of major global NetApp employee population centers.

Charitable Contributions and In-Kind Donations

In fiscal year 2013, NetApp donated $1.42 million in cash and $693,564 of in-kind donations of products and services to nonprofit organizations and universities. The NetApp Fund at Silicon Valley Community Foundation provided an additional $70,000 for global disaster relief and community support.

Volunteerism with Nonprofit Partners

NetApp's Volunteer Time Off program enables each employee to volunteer up to five consecutive days per year, with full pay, during regular business hours to support the nonprofit organizations or schools of their choice. In calendar year 2012, 2,942 NetApp employees around the world donated 49,058 hours of volunteer time during business hours valued at $2,725,607, a 30% increase over the previous year. Learn more here Giving Back.

Environmental Stewardship

We practice sound environmental stewardship and encourage others to do so. Discover Our Green Story.

Our Story

NetApp At a Glance Fact Sheet PDF

NetApp History of Innovation Highlights PDF

Thought Leadership

Suppliers

Analyst Reports

Global Trade Compliance

Employee-Driven Culture Earns NetApp #3 Ranking as Best Place to Work in the World, Enables Customer Success

How You'll Go Further

- NetApp Launches 9th Annual Innovation Awards
- Customers Use Agile Data Infrastructures to Fuel Business Success
- Customers Respond Faster to Business, Enable Nondisruptive Operations, and Grow Without Limits with an Agile Data Infrastructure

Let's Interact

- Dave's Blog
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- NetApp 360 Blog: Celebrating Cultures of Innovation

Giving Back

Volunteer Time Off

Our unique Volunteer Time Off (VTO) program enables each employee to volunteer up to five consecutive days per year, with full pay, during regular business hours to support the nonprofit organizations or schools of their choice. In calendar year 2012, 2,942 NetApp employees around the world donated 49,058 hours of volunteer time during business hours valued at $2,725,607, a 30% increase over the previous year.

NetApp Volunteer Network

Employees are encouraged to invite a charitable organization of their choice to visit our office and share information about their role in the community. Here is a sample of the organizations our employees support as volunteers or board members:

Alzheimer's Association, American Heart Association, American Cancer Society, Asian American Donor Program, American Red Cross, Boy Scouts of America, Children International, Children's Health Council, Gastric Cancer Fund, Girl Scouts of America, Greater Boston Food Bank, Food Bank of North Carolina, Family Giving Tree, Full Circle Farm, Habitat for Humanity, Humane Society of Silicon Valley, Junior Achievement, Montalvo Arts Center, Pittsburgh Food Bank, Rebuilding Together, Resource Area for Teaching (RAFT), Sacred Heart Community Service, Second Harvest Food Bank, St. Baldrick's, Sunnyvale Community Services, The Tech Museum of Innovation and many others.

Memberships

As a member of the Council on Foundations, Boston College Center for Corporate Citizenship, Corporate Community Relations Consortium, Entrepreneurs Foundation, and Silicon Valley Leadership Group, we embrace collaboration and best practices opportunities with other global corporations.

Awards

NetApp is proud of its commitment to making our communities strong and vibrant places to live and work, and have been honored with the following awards in recognition of our ongoing efforts to support our nonprofit partners:

- **American Cancer Society** Corporate Champion Award (2007-2009)
- **American Heart Association** Corporate Sponsor Award (2007-2009); Top Fundraising Company (2007, 2008, 2009); Outstanding Company Leader Award (2008); Most Inspirational Company (2008); Top Fundraiser for the American Heart Walk (2007-2009)
- **American Red Cross** Clara Barton Society Award (2007-2009); Circle of Humanitarians Award (2005)
- **Association of Fundraising Professionals** Outstanding Corporate Grant Maker (2008)
- **Committee Encouraging Corporate Philanthropy** International Philanthropy Day Award in recognition of Volunteer Time Off program (2009)
- **Entrepreneurs Foundation** honored Executive Chairman Dan Warmenhoven with its Visionary Award, and NetApp with its Leadership Award (2010)
- **Family Giving Tree** Golden Snow Globe Award (2007-2010)
- ***San Francisco Business Times*** Bay Area's Top Corporate Philanthropists (2006-2013)
- **Second Harvest Food Bank** Outstanding Food Drive Donor Award (2004-2009); Share Your Lunch Award (2009-2010); "5 Million Pounds Club" for donating the equivalent of five million pounds of food (2011)
- ***Silicon Valley/San Jose Business Journal*** Top Corporate Philanthropists (2006-2013)
- ***Silicon Valley/San Jose Business Journal*** "Beyond the Checkbook" Impact Award for NetApp's Volunteer Time Off program (2008)

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Sustainability at NetApp

NetApp views sustainability and environmental stewardship as crucial for delivering customer and shareholder value.

We believe that our commitments to the success of our customers and partners, to delivering value to our shareholders, and to enhancing the communities where our employees work and live go hand in hand with our commitments to sustainability and environmental responsibility.

NetApp works hard to minimize the environmental impacts from our operations, products, and services, as well as to comply with laws and regulations related to these areas.

Our dedication to sustainability, environmental management, and green IT has strengthened and defined our corporate leadership role within the IT industry.

NetApp® data storage solutions are designed to help our customers reduce power consumption and meet their green IT objectives. We also practice sustainable operations in-house through energy conservation, waste reduction, recycling, and other programs that allow us to meet or exceed international certification and compliance standards.

The data from our 2012 Carbon Disclosure Project (CDP) below shows our performance to reduce our carbon footprint, and we're always developing new strategies to lessen our environmental impact even further.

NetApp's Footprint

(Mt CO2e)	**USA**	**India**	**Rest of World**	**Total**
Scope 1 Direct	1,408	6,205	0	7,613
Scope 2 Indirect	96,255	14,986	3,941	115,182

Key Sites

(Mt CO2e)	**Sunnyvale, CA**	**Research Triangle Park, NC**	**Wichita, KS**	**Bangalore, India**
Scope 1 Direct	1,400	8	0	6,205
Scope 2 Indirect	23,530	46,634	13,913	14,754

Intensity Metrics—Metric Tons CO2-equivalent per:

FTE Employee	**Square Feet Facility Space**	**$MM in Revenue**	
10.23	0.029	20.93	

Our Story

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More Info

10 Techniques for Improving Data Center Power Efficiency

NetApp Receives First-Ever EPA Energy Star for Data Centers

New NetApp Data Center Enables Business Agility and Forms Backbone of Growing IT and Customer Support Operations

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NetApp RTP Data Center is First Ever Data Center to Earn EPA's Energy Star for Superior Energy Efficiency

RESEARCH TRIANGLE PARK, NC.-July 14, 2010- NetApp (NASDAQ: NTAP) today announced that its dynamic data center located at the NetApp technology center in Research Triangle Park (RTP) has earned the U.S. Environmental Protection Agency's (EPA's) prestigious ENERGY STAR®, the national symbol for protecting the environment through superior.energy efficiency. The RTP data center, which opened in 2009, is the first data center to achieve this distinction from the EPA.

EPA's ENERGY STAR energy performance scale helps organizations assess how efficiently their data centers use energy relative to similar data centers nationwide. A data center that scores a 75 or higher on EPA's 1-100 scale is eligible for the ENERGY STAR. The RTP data center achieved a near perfect mark by scoring a 99.

"Improving the energy efficiency of our nation's buildings is critical to protecting our environment," said Jean Lupinacci, chief of the ENERGY STAR Commercial and Industrial Branch. "NetApp is leading the way by earning EPA's ENERGY STAR for its data center."

"NetApp is thrilled to accept EPA's ENERGY STAR in recognition of our RTP data center," said Thom Bryant, vice president of Workplace Resources at NetApp. "It's a testament to NetApp's environmental stewardship and commitment to leveraging efficient and sustainable technologies."

The RTP data center is primarily used to further research initiatives and create and improve storage efficiency and shared infrastructure technologies for delivering cloud computing and IT on demand to help customers around the world accelerate their business. Due to its innovative design and construction, the RTP data center also serves as a blueprint for organizations that are looking to design their own data centers. In the short time that the RTP data center has been open, representatives from more than 500 organizations have toured the facility. The goal of these tours is to share NetApp best practices and design efforts with customers and noncustomers alike so that the same sustainable and efficient design approach can be applied around the world to help lower overall data center power consumption. In fact, the unique RTP data center design has reduced CO_2 emissions for NetApp by approximately 95,000 tons per year, which is equivalent to removing 16,000 cars per year from the road.

To earn the ENERGY STAR, NetApp implemented the following features in the RTP data center:

- 74°F average supply air temperature: Using a higher temperature threshold on supply air (74°F instead of 55° to 60°F) allows NetApp to dramatically reduce cooling costs.
- Airside economizer: The data center is cooled by using just outside air (free cooling) 67% of the time during the year.
- Pressure-controlled room: Modulating fans, based on NetApp's proprietary technology, supply pressure-controlled rooms and regulate the volume of air to avoid oversupplying air and wasting energy.
- Cold aisle containment: The cold room separates the cold and hot air streams to protect supply air temperatures from being affected by hot air returning from the racks.
- Overhead air distribution: Instead of pumping cold air up through the floors (raised floors), overhead air distribution takes advantage of cold/hot air buoyancy and eliminates ductwork, reducing the energy needed for fans.

ENERGY STAR was introduced by EPA in 1992 as a voluntary, market-based partnership to reduce greenhouse gas emissions through energy efficiency. Today, the ENERGY STAR label can be found on more than 60 different kinds of products, new homes, and commercial and industrial buildings. Products and buildings that have earned the ENERGY STAR prevent greenhouse gas emissions by meeting strict energy-efficiency specifications set by the government. Last year alone, Americans, with the help of ENERGY STAR, saved nearly $17 billion on their energy bills while reducing the greenhouse gas emissions equivalent to those of 30 million vehicles.

For more information about ENERGY STAR, visit www.energystar.gov/buildings.

To calculate greenhouse gas emissions, visit www.epa.gov/cleanenergy/energy-resources/calculator.html.

Discuss this news in the NetApp Community, where you can exchange thoughts and ideas on a variety of topics with our community members. Collaborate with our company, engage in conversation with NetApp leaders and employees, and participate in our passion to go further, faster. Join now at communities.netapp.com.

About NetApp
NetApp creates innovative storage and data management solutions that accelerate business breakthroughs and deliver outstanding cost efficiency. Discover our passion for helping companies around the world go further, faster at www.netapp.com.

Our Story

- NetApp At a Glance Fact Sheet PDF
- NetApp History of Innovation Highlights PDF
- Thought Leadership
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- Culture of Innovation Drives Customer and Partner Success, Lands NetApp on Forbes's List of the World's Most Innovative Companies

How You'll Go Further

- Customers Use Agile Data Infrastructures to Fuel Business Success
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NetApp Receives Top California Environmental Honor

Sunnyvale, Calif. - March 28, 2007 -- Network Appliance, Inc. (NASDAQ: NTAP), a leader in advanced network storage solutions, today announced it has been recognized by the Waste Reduction Awards Program (WRAP) for its continued efforts to reduce waste and protect the environment.
The WRAP awards, presented for the past 14 years by the California Integrated Waste Management Board, recognize California businesses that have made outstanding efforts to reduce nonhazardous waste and reduce waste disposal in landfills.

NetApp received this honor for implementing innovative programs for waste and scrap material reduction, reuse, and recycling to conserve energy and benefit the environment. Specifically, NetApp successfully diverted more than 1.4 million pounds of landfill waste and, through aggressive recycling efforts, decreased its waste output by 10% in one year. In addition, NetApp continues to leverage cutting-edge engineering and procurement standards to eliminate potential hazardous materials in its product designs.

"California continues to benefit in so many ways thanks to businesses and nonprofit organizations whose environmentally friendly policies conserve our natural resources and create economic opportunities," said Margo Reid Brown, board chair of the California Integrated Waste Management Board. "In 2006, WRAP winners were shining examples of how we can all find ways to cut waste and recycle as much as possible, reuse materials, and be conscientious stewards of our natural resources. It's a pleasure to honor these businesses."

Responsible waste management is part of NetApp efforts to preserve the environment. The company also focuses on reducing its carbon footprint by implementing best practices for energy efficiency during building design and equipment selection and also works to raise environmental awareness among its employees. NetApp has also established a framework under the ISO 14001 management system for planning, implementing, reviewing, and improving its processes and actions to meet environmental obligations and objectives.

"We are truly honored to have achieved this recognition and are proud of the success we have achieved thus far in our waste reduction and recycling efforts," said Dan Hoffman, director of Facilities at Network Appliance. "NetApp is committed to minimizing environmental impact through conscientious use of our products, activities, and services. Our deep commitment to environmental protection is exemplified through our employee base, whose strong support and recommendations yield continuous improvements in our programs and whose unified vision supports a greener future."

About the California Integrated Waste Management Board
The California Integrated Waste Management Board is the state's leading authority on recycling and waste reduction. It promotes reducing waste whenever possible, managing all materials to their highest and best use, and protecting public health and safety and the environment. The California Integrated Waste Management Board is one of six boards, departments, and offices within the California Environmental Protection Agency (Cal/EPA).

About Network Appliance
Network Appliance is a world leader in unified storage solutions for today's data-intensive enterprise. Since its inception in 1992, Network Appliance has delivered technology, product, and partner firsts that simplify data management. Information about Network Appliance™ solutions and services is available at www.netapp.com.

Press Contact:
Roger Villareal
Network Appliance, Inc.
408-822-1859
rogerv@netapp.com

Our Story

- NetApp At a Glance Fact Sheet PDF
- NetApp History of Innovation Highlights PDF
- Thought Leadership
- Suppliers
- Analyst Reports

Global Trade Compliance

Culture of Innovation Drives Customer and Partner Success, Lands NetApp on Forbes's List of the World's Most Innovative Companies

How You'll Go Further

Customers Use Agile Data Infrastructures to Fuel Business Success

Customers Respond Faster to Business, Enable Nondisruptive Operations, and Grow Without Limits with an Agile Data Infrastructure

Seven Corners Achieves Zero Downtime to Support Travelers Around the Clock with Cisco and NetApp FlexPod

Let's Interact

Dave's Blog

Tom Talks Blog

NetApp 360 Blog: Celebrating Cultures of Innovation